SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of

                    the Securities Exchange Act of 1934


For the month of October, 2000

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.
              (Translation of registrant's name into English)

          Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands
                   (Address of principal executive offices)

              [Indicate by check mark whether the registrant files or will file annual reports under cover of Form
          20-F or Form 40-F.]

                       Form 20-F    X    Form 40-F
                                 -----             -----
              [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes         No   X
                                     ----       -----

          Schedule of Information Contained in this Report:

          1. The English language press release of ABN AMRO BANK N.V. announcing the acquisition of Allegheny Asset Management, the fund management subsidiary of US-based Alleghany Corporation.

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-49198.







                               SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ABN AMRO Bank N.V.


Date:  October 26, 2000           By: /s/ J.M. de Jong
                                      Name:   J.M. de Jong
                                      Title:  Member of the Managing
                                              Board

                                   By: /s/ C.H.A. Collee
                                      Name:   C.H.A. Collee
                                      Title:  Member of the Managing
                                              Board





Amsterdam, 18 October 2000

ABN AMRO BANK N.V. ACQUIRES ALLEGHANY ASSET MANAGEMENT, SUBSTANTIALLY
---------------------------------------------------------------------
ENHANCING ASSET MANAGEMENT POSITION IN THE US
---------------------------------------------------------------------

ABN AMRO BANK N.V. TODAY (WEDNESDAY, 18 OCTOBER) ANNOUNCED IT HAS AGREED TO ACQUIRE ALLEGHANY ASSET MANAGEMENT, THE FUND MANAGEMENT SUBSIDIARY OF US-BASED ALLEGHANY CORPORATION, FOR A PURCHASE PRICE OF USD 825 MILLION IN CASH, SUBJECT TO ADJUSTMENT BASED UPON ASSETS UNDER MANAGEMENT AND ALLEGHANY ASSET MANAGEMENT'S STOCKHOLDER'S EQUITY AT THE CLOSING DATE. FUNDING FOR THE TRANSACTION MAY BE THROUGH THE ISSUANCE OF ORDINARY SHARES, FROM INTERNAL SOURCES, OR THROUGH A COMBINATION OF THESE METHODS. IN ADDITION, ABN AMRO HAS AGREED TO PROVIDE RETENTION PAYMENTS AND OTHER COMPENSATION TO KEY EMPLOYEES. ALLEGHANY ASSET MANAGEMENT MANAGES ASSETS WITH A TOTAL VALUE OF USD 45 BILLION. THIS STRATEGIC ACQUISITION INCREASES ABN AMRO'S GLOBAL ASSETS UNDER MANAGEMENT BY 40% TO USD 155 BILLION.

The acquisition gives ABN AMRO access to over 550 institutional clients in North America. Alleghany Asset Management's principal subsidiaries are Atlanta-based Montag & Caldwell and the Chicago Trust Company in Chicago, with assets under management of USD 30 billion and USD 15 billion respectively. Approximately 80% of the funds under management are institutional assets, sourced primarily through pension consultants. Both subsidiaries have achieved very strong investment performance over the last five years, especially in US equities and US fixed income.

ABN AMRO's current US presence consists of three subsidiaries -LaSalle Bank Group in Chicago, Standard Federal Bank in Troy and New York-based European American Bank- and of the ABN AMRO wholesale banking network. The acquisition substantially increases the presence of ABN AMRO Asset Management in the world's largest fund market. Alleghany Asset Management's activities provide ABN AMRO in North America with the ability to attain scale in key product lines, as well as cross-selling opportunities. Furthermore, they offer a platform to further expand the bank's private client business in the US.

Alleghany Asset Management will be integrated into Private Clients & Asset Management, one of the three newly formed Strategic Business Units within ABN AMRO.

Dolf van den Brink, member of the Managing Board of ABN AMRO and Chairman of Private Clients & Asset Management, commented:

"The similarity of investment philosophy and vision between our two firms is clearly a crucial ingredient in ensuring a smooth integration. Alleghany Asset Management's proven track record of excellent long-term investment performance presents us with a unique opportunity to substantially increase the revenues and the economic profit of our asset management business."

Tom Cross Brown, head of ABN AMRO Asset Management, commented:




"Alleghany Asset Management provides us with access to proven expertise in managing US equities and US fixed income. Also, Alleghany Asset Management's strong consultant relationships can be used as a platform for the sale of ABN AMRO's international asset management products to US clients."

Stuart D. Bilton, President and Chief Executive Officer of Alleghany Asset Management, commented:

"As a consequence of this transaction, we will now have access to the global expertise and reach of one of the world's leading financial institutions. We anticipate that the combination of the distribution power of ABN AMRO with our record as a premier institutional equity and fixed-income manager will make this merger very successful."

The transaction, which has been approved by the Board of Directors of Alleghany Corporation and the Managing Board of ABN AMRO N.V., is subject to a number of customary terms and conditions, including certain regulatory approvals and the re-approvals of advisory and sub-advisory agreements by the various funds advised by Alleghany Asset Management's subsidiaries. The purchase price is subject to adjustment based on changes in net worth between June 30 and the closing and a potential reduction in price if there are substantial withdrawals of assets by clients. It is expected that the closing will occur in the first quarter of 2001.



                                 - - -

Note to the editor:

ABN AMRO Asset Management is part of ABN AMRO Bank N.V., based in the Netherlands. It carries out global asset management activities on behalf of institutional, private and retail clients and employs over 1,000 people in 33 countries. ABN AMRO Asset Management has an international network which is coordinated through five regional production centres located in Amsterdam, London, Chicago, Hong Kong and Singapore.



Enquiries:

ABN AMRO Press Office                       ABN AMRO Investor Relations
Jochem van de Laarschot                     +31 20 628 7835
+31 20 629 5207